

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682

> **Re:** **Dell Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 16, 2013**
> **File No. 000-17017**

Dear Mr. Tu:

We have reviewed your filing, and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Election of Ten Directors

SEC Settlement with Mr. Dell, page 27

1. Please confirm, on a supplemental basis, that Dell has no disclosures required by Item 5(b)(1)(iii) of Schedule 14A to report regarding any convictions in a criminal proceeding of any of the participants during the past ten years. While we recognize that negative responses to this item requirement need not be disclosed in the proxy statement, the line item requires a statement as to "whether or not" any reportable proceeding occurred.

Potential Payments Upon Termination or Change of Control, page 71

2. Advise us, with a view toward revised disclosure, why the tabular presentation for the named executive officers uses February 13, 2013 as the assumed date of termination.

3.   Advise us, with a view toward revised disclosure, as to what consideration has been given to annotating this section as well as the section titled "Questions and Answers…" beginning on page 3 with a discussion of whether or not these severance payments and benefits will be available to the extent that the parties soliciting in opposition are successful in replacing at least six of Dell's directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from Dell, on behalf of each of the participants, acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the above-captioned filings.

        You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Merger & Acquisitions

cc: Via Email
        Jeffrey J. Rosen, Esq.
        Debevoise & Plimpton LLP